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                         May 21, 2021

       Jeffrey A. Quiram
       President and Chief Executive Officer
       Superconductive Technologies Inc.
       1511 W State Hwy 71, Suite 110-105
       Austin, TX 78738

                                                        Re: Superconductive
Technologies Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256138

       Dear Mr. Quiram:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jay
Mumford at 202-551-3637 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing